                                                                       Exhibit C

REPORT TO SHAREHOLDERS
(all amounts in US$ unless otherwise noted)


Significant events during the second quarter of 2003:

- Soliciting mine construction and contract mining bids for the Cerro San Pedro project.

-     Hiring of key staff for the Cerro San Pedro project.

-     New metallurgical results for the El Morro project.

-     Final payment made to BHP for the El Morro project.

MEXICO - Cerro San Pedro Project (100%)

In February 2003, Metallica purchased Glamis' 50% interest in Minera San Xavier, S.A. de C.V. (MSX), the owner of the Cerro San Pedro gold and silver heap leach project. Metallica is now the 100% owner of the Cerro San Pedro project and in control of its development. The purchase price was $18 million, of which $7 million has been paid to date. The remaining payments are as follows:

-     $6 million on February 12, 2004, in cash or shares.

-     $2.5 million upon commencement of commercial production.

-     $2.5 million one year from commencement of commercial production.

Glamis will also receive a sliding scale royalty when average gold prices equal or exceed $325 per ounce.

Metallica has updated the mineral reserve estimate in the Glamis feasibility study that was prepared in November 2000. The updated mineral reserve estimate is based on a gold price of $325 per ounce and a silver price of $4.62 per ounce and assumes the use of contract mining. The Cerro San Pedro mineral reserve estimate now stands at 61.1 million tonnes of ore grading 0.59 grams of gold per tonne and 24.0 grams of silver per tonne, representing 1.8 million ounces of gold equivalent reserves using a 70:1 gold to silver price ratio. The updated mineral reserve estimate was estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The mineral reserves were prepared by William L. Rose of WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

The Glamis feasibility study assumes a run-of-mine development plan for the Cerro San Pedro project, whereby mined ore is placed on the heap leach pads without being crushed. The project is anticipated to produce approximately 90,000 ounces of gold and 2.1 million ounces of silver, or 120,000 ounces of gold equivalent, over an approximate 8.5-year mine life.

Metallica has solicited mine construction bids from two major international engineering and construction contractors. In addition, Metallica has solicited bids from six construction contractors for contract mining services. The cost data from these proposals will be the basis for Metallica to perform updated financial, economic and sensitivity analyses on the project. Metallica anticipates that its review of these proposals will be completed in September.

The federal, state and local permits that are necessary to build the mine have been received; however, certain conditions identified in the permits must be completed prior to commencing mine construction. Metallica is now in the process of satisfying some of these requirements and is working with the applicable government agencies to resolve the few issues that remain. It is anticipated that these issues will be resolved in 2003.

Metallica has adopted an aggressive development schedule for the Cerro San Pedro project. Approximately $2.2 million has been budgeted for initial project development in 2003. Metallica has filled several key management positions for the project including the general manager. Joining MSX as the general manager is Mr. Rex Outzen. Mr. Outzen has over 30 years experience in mine operations management, most recently with the open pit Andacollo gold mine in Chile. Additional key management positions that have been filled include the mine manager, construction manager, environmental manager, finance manager and chief geologist.

All of these individuals are highly qualified and have experience in open pit mining operations.

Metallica's goal continues to be to complete the financing necessary to construct the mine in late 2003 and begin construction during the first quarter of 2004. It is estimated that it will take approximately nine months to construct the mine. Based on Glamis' feasibility study, the capital cost to construct the mine is estimated at approximately $25 million, bringing the total capital required, including the remaining payments owed to Glamis, to approximately $36 million.

CHILE - El Morro Project (100%)

The El Morro copper-gold porphyry project consists of the La Fortuna and El Morro target areas and is located along one of the most prolific copper belts in Chile. Noranda has an option to earn a 70% interest in the El Morro project and is required to complete the following items in order for it to earn a 70% interest in the project:

-     Cash payment to Metallica totaling $10 million by September 2005.

- Fund 100% of project related costs until the $10 million payment is made to Metallica.

-     Complete a bankable feasibility study by September 2007.

The joint venture agreement also provides Metallica with a one-time election to have Noranda provide 70% of Metallica's 30% share of the development costs at Noranda's cost of financing plus 1%. This will result in Noranda providing 91% of the capital necessary to develop the El Morro project.

Noranda calculated the following inferred mineral resource estimate for the La Fortuna area of the project in September 2002:

Cutoff
Grade         Tonnes         Copper        Gold       Copper lbs       Gold oz
(% Cu)        (000)           (%)          (g/t)      (billions)      (millions)
------        -----           ---          -----      ----------      ----------
 0.3         590,000          0.56         0.46          7.3             8.7
 0.4         465,000          0.61         0.50          6.2             7.4
 0.5         340,000          0.67         0.51          5.0             5.6

The inferred mineral resource estimate is calculated down to a 3,400-meter elevation. One core hole, DDHF-39 drilled at the La Fortuna area, contains mineralization averaging 0.65% copper and 0.53 g/t gold over its entire 970-meter vertical depth. This hole extends over 325 meters below the inferred mineral resource estimate. In addition to being open at depth, the mineralized area is also open to the north.

Noranda recently completed a process mineralogy study to characterize the different types of gold occurrences and estimated recovery rates. This work indicates that the average gold recovery can be estimated at 72.5%. Noranda has indicated that it will now conduct bench scale flotation studies to better understand the project's copper and gold metallurgy.

In July 2003, Noranda made the final $500,000 option payment to BHP Minerals for ground owned by it in the La Fortuna area of the El Morro project. BHP will retain a 2% NSR royalty on any mining that occurs on the BHP optioned property.

Although Noranda completed its $10 million earn-in commitment over 2 years ahead of schedule, Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either makes the $10 million payment to Metallica that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project.

OTHER

An exploration geophysical program at the Cerro San Pedro project to identify and test a deep sulfide target will commence in August 2003. Data compilation to develop an updated geologic model for the area that incorporates historic underground mine geology and all available geophysical information is currently underway. The geophysical survey will cover a two square kilometer area up to a depth of one kilometer and is scheduled to begin in late August.

Metallica continues to aggressively pursue new projects and growth opportunities for the Company.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
August 25, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The Company reported a loss of $388,595 ($0.01 per share) for the three months ended June 30, 2003 as compared to a loss of $427,390 ($0.01 per share) for the three months ended June 30, 2002. The decrease in loss of $38,795 for the current period is primarily due to lower general and administrative expenses in the current period, which is partially offset by higher interest expense in the current period. The decrease in general and administrative expenses in the current period of $166,115 is attributable to nil management incentive bonuses as compared to $165,100 of bonuses in the preceding period. Exploration expense decreased by $21,129 in the current period due to the Company's focus on development of the Cerro San Pedro project. Interest expense of $154,864 for the three months ended June 30, 2003 represents interest accretion on acquisition debt relating to the Company's purchase of Glamis' 50% interest in the Cerro San Pedro project on February 12, 2003.

The Company reported a loss of $752,734 ($0.02 per share) for the six months ended June 30, 2003 as compared to a loss of $630,096 ($0.02 per share) for the six months ended June 30, 2002. The increase in loss of $122,638 for the current period is primarily due to higher interest expense in the current period, which is partially offset by lower general and administrative expenses in the current period. The decrease in general and administrative expenses in the current period of $133,279 results primarily from nil management incentive bonuses as compared to $165,100 of bonuses in the preceding period. Exploration expense for the six months ended June 30, 2003 of $88,154 is comparable to the preceding period expense of $81,559. Interest expense increased from nil in the preceding period to $241,501 for the six months ended June 30, 2003 as a result of $3,918 of interest on a short-term loan and $237,583 of interest accretion on the Cerro San Pedro acquisition debt. Interest income for the six months ended June 30, 2003 increased by $15,979 when compared to the prior period and is due to higher invested cash balances resulting from a $9.5 million private placement made on March 11, 2003. The write-down of mineral properties and deferred exploration expenditures for the six months ended June 30, 2003 was $22,600 and relates to write-downs associated with the MIMK project. There were no corresponding write-downs in the preceding period.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents decreased by $(939,754) for the three months ended June 30, 2003 as compared to an increase in cash and cash equivalents of $3,469,737 for the three months ended June 30, 2002. The $4,409,491 decrease in 2003 cash inflows results primarily from a $4,062,356 private placement in the preceding period versus nil in the current period, and an increase in expenditures on mineral properties and deferred exploration in the current period of $432,147 resulting primarily from the Company's acquisition of Glamis' 50% interest in the Cerro San Pedro project.

The Company's cash and cash equivalents increased by $6,072,406 for the six months ended June 30, 2003 as compared to an increase in cash and cash equivalents of $2,988,703 for the six months ended June 30, 2002. The $3,083,703 increase in 2003 cash inflows results from a $5,408,970 increase in private placement proceeds in the current year, reduced by a $1,921,933 initial payment in the current year for the purchase of the Cerro San Pedro project and an increase in expenditures on mineral properties and deferred exploration in the current year of $505,145 primarily due to the acquisition of the Cerro San Pedro project.

The Company had a working capital deficit of $(312,483) at June 30, 2003 as compared to working capital of $4,403,299 at December 31, 2002. The working capital deficit at June 30, 2003 includes $10,754,390 of acquisition debt relating to the Cerro San Pedro project, of which $6 million is due on February 12, 2004. In the event that the Company does not have the financial ability to make the $6 million payment, that payment can be made in common shares of the Company. As a result, management believes that the Company's June 30, 2003 cash balance of $10,593,292 is sufficient for it to fund initial development activities at the Cerro San Pedro project for 2003, fund ongoing exploration, general and administrative expenditures for at least the next year and make a $5 million acquisition debt payment to Glamis, which was made in August 2003.

The Company capitalized mineral property and deferred exploration expenditures totaling $540,443 and $168,736 for the three months ended June 30, 2003 and 2002, respectively. For the three months ended June 30, 2003, mineral property and deferred exploration expenditures totaling $455,376, $79,963, $5,104 were capitalized on the Cerro San Pedro project, MIMK project and the El Morro project, respectively. For the three months ended June 30, 2002, mineral property and deferred exploration expenditures totaling $70,469, $81,839 and $16,428 were capitalized on the Cerro San Pedro project, MIMK project and the El Morro project, respectively.

The Company capitalized mineral property and deferred exploration expenditures totaling $13,338,005 and $363,743 for the six months ended June 30, 2003 and 2002, respectively. For the six months ended June 30, 2003, mineral property and deferred exploration expenditures totaling $719,409, $188,804, $6,204 were capitalized on the Cerro San Pedro project, MIMK project and the El Morro project, respectively. In addition, the Company's purchase of Glamis' 50% interest in the Cerro San Pedro project in February 2003 resulted in an acquisition fair value of $12,423,588 being capitalized to mineral properties and deferred exploration expenditures in the current period. For the six months ended March 31, 2002, mineral property and deferred exploration expenditures totaling $188,997, $131,894 and $42,852 were capitalized on the Cerro San Pedro project, MIMK project and the El Morro project, respectively.

OUTLOOK

The Company's focus for 2003 continues to be the development of its 100%-owned Cerro San Pedro project. Approximately $2.2 million has been budgeted for initial development activities in 2003, with $719,409 having been incurred in the first six months of 2003. The Company is evaluating proposals for project construction and contract mining, and anticipates that its review will be completed by September 2003. Commencement of project construction is contingent upon completion of certain requirements identified in the mining permits and the Company's ability to obtain adequate financing.

The Company's goal continues to be to raise an estimated $40 million in late 2003 through a combination of equity and debt financing in order to fulfill its debt obligations to Glamis, construct the mine and provide the Company with an adequate level of working capital. While the Company has had success in raising funds in past years, there are no assurances that it will be successful in the future, or that $40 million will be sufficient.

METALLICA RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(unaudited)
U.S. dollars

                                              June 30,           December 31,
                                                2003                 2002
ASSETS
Current assets:
Cash and cash equivalents                   $ 10,593,292         $  4,520,886
Value-added tax and other
  current assets                                 502,069              285,480
                                            ------------         ------------
                                              11,095,361            4,806,366

Mineral properties and
  deferred exploration
  expenditures (Note 3)                       25,902,598           12,587,193
Fixed assets, net                                227,114               92,283
Other assets                                       5,096                5,196
                                            ------------         ------------
Total assets                                $ 37,230,169         $ 17,491,038
                                            ============         ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and
  accrued liabilities                       $    384,332         $    153,017
Provision for reclamation
  and property closure costs                      69,022              150,000
Note payable                                     200,100              100,050
Acquisition debt (Note 3)                     10,754,390                   --
                                            ------------         ------------
                                              11,407,844              403,067
Shareholders' equity:
Share capital (Note 4) 42,560,737
  shares issued (2002: 32,449,167)            52,550,498           43,068,285
Share options (Note 4)                             4,875                   --
Deficit                                      (26,733,048)         (25,980,314)
                                            ------------         ------------
                                              25,822,325           17,087,971
                                            ------------         ------------
Total liabilities and
  shareholders' equity                      $ 37,230,169         $ 17,491,038
                                            ============         ============

The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)
U.S. dollars

                                              Three Months                               Six Months
                                              Ended June 30,                            Ended June 30,
                                        2003                 2002                 2003                 2002
Interest income                     $     26,713         $     19,498         $     42,983         $     27,004
General and administrative
  expense                                231,085              397,200              437,262              570,541
Exploration expense                       25,959               47,088               88,154               81,559
Interest expense                         154,864                   --              241,501                   --
Write-down of mineral
  properties                                  --                   --               22,600                   --
                                    ------------         ------------         ------------         ------------
Loss before income taxes                (385,195)            (424,790)            (746,534)            (625,096)
Income tax provision                       3,400                2,600                6,200                5,000
                                    ------------         ------------         ------------         ------------
Loss for the period                     (388,595)            (427,390)            (752,734)            (630,096)
Deficit, beginning of period         (26,344,453)         (24,862,699)         (25,980,314)         (24,659,993)
Deficit, end of period              $(26,733,048)        $(25,290,089)        $(26,733,048)        $(25,290,089)
                                    ============         ============         ============         ============
Loss per share                      $      (0.01)        $      (0.01)        $      (0.02)        $      (0.02)
                                    ============         ============         ============         ============
Weighted average number of
common shares outstanding             42,555,010           31,748,069           38,646,027           30,130,637
                                    ============         ============         ============         ============

The accompanying notes are an integral part of these interim consolidated financial statements.

                            METALLICA RESOURCES INC.
                          c/o Metallica Management Inc.
                     12200 East Briarwood Avenue, Suite 165,
                         Centennial, Colorado 80112 USA
              Telephone: (303) 796-0229; Facsimile: (303) 796-0265
                   Toll Free: 1-888-933-0313 (Canada and USA)
          E-mail: metallica@metal-res.com; WEBSITE: WWW.METAL-RES.COM
                     Share Listings: TSX: MR; OTC BB: METLF

METALLICA RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
U.S. dollars

                                                                           Three Months                        Six Months
                                                                          Ended June 30,                      Ended June 30,
                                                                      2003             2002              2003              2002
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period                                               $   (388,595)     $  (427,390)     $   (752,734)     $  (630,096)
Non-cash items:
  Depreciation and amortization                                          2,777            1,958             5,146            3,414
  Interest expense                                                     154,864               --           237,583               --
  Common share contribution to retirement plan                           5,419            4,177            10,887            8,245
  Valuation of options issued to consultants                               914               --             4,875               --
  Write-down of mineral properties                                          --               --            22,600               --
Cash provided by (used for) working capital and other assets:
  Value-added tax and other current assets                            (133,654)         (12,007)         (144,213)         (13,686)
  Accounts payable and accrued expenses                                109,552           52,382           181,397          (22,176)
  Provision for reclamation and property closure costs                 (39,371)              --           (80,978)              --
  Other assets                                                              --              409                --              409
                                                                  ------------      -----------      ------------      -----------
                                                                      (288,094)        (380,471)         (515,437)        (653,890)
CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties and deferred exploration expenditures              (583,882)        (151,735)         (888,000)        (382,855)
Acquisition of subsidiary, net of cash acquired                             --               --        (1,921,933)              --
Fixed asset disposals (acquisitions)                                   (66,771)         (10,363)          (73,550)         (13,658)
                                                                  ------------      -----------      ------------      -----------
                                                                      (650,653)        (162,098)       (2,883,483)        (396,513)
CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash, net of issue costs                       (1,007)       4,062,356         9,471,326        4,062,356
Proceeds from exercise of stock options                                     --               --                --           26,800
Repayment of long-term debt                                                 --          (50,050)               --          (50,050)
                                                                  ------------      -----------      ------------      -----------
                                                                        (1,007)       4,012,306         9,471,326        4,039,106
                                                                  ------------      -----------      ------------      -----------
Increase (decrease) in cash and cash equivalents                      (939,754)       3,469,737         6,072,406        2,988,703
Cash and cash equivalents, beginning of period                      11,533,046        2,081,067         4,520,886        2,562,101
                                                                  ------------      -----------      ------------      -----------
Cash and cash equivalents, end of period                          $ 10,593,292      $ 5,550,804      $ 10,593,292      $ 5,550,804
                                                                  ============      ===========      ============      ===========
NON-CASH FINANCING AND OPERATING ACTIVITIES
Cash on hand and balances with banks                              $    358,205      $   189,446      $    358,205      $   189,446
Short-term investments                                              10,235,087        5,361,358        10,235,087        5,361,358

NON-CASH FINANCING AND OPERATING ACTIVITIES
Common shares issued to reduce retirement plan obligation         $      5,419      $     4,177      $     10,887      $    13,351

INTEREST PAYMENTS                                                 $      6,003      $     3,001      $     13,923      $     4,002


The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2002.

2. SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

                         Cerro San Pedro,      El Morro,           MIMK,
                              Mexico             Chile             Chile              Total
                              ------             -----             -----              -----
Balance at
  January 1, 2003           $10,984,642        $1,036,004        $ 566,547         $ 12,587,193
Mineral properties
  and deferred
  exploration
  expenditures               13,142,997             6,204          188,804           13,338,005
Write-down of
  mineral properties
  and deferred
  exploration
  expenditures                       --                --          (22,600)             (22,600)
                            -----------        ----------        ---------         ------------
  Balance at
  June 30, 2003             $24,127,639        $1,042,208        $ 732,751         $ 25,902,598
                            ===========        ==========        =========         ============

On February 12, 2003, the Company acquired Glamis Gold Ltd.'s ("Glamis") 50% equity interest in Minera San Xavier, S.A. de C.V. ("MSX") for $18 million, less 50% of MSX's working capital deficit at closing of $58,832. MSX's principal asset is a 100% ownership interest in the Cerro San Pedro gold and silver project located in the State of San Luis Potosi, Mexico. As a result of the purchase, Metallica now owns 100% of the issued and outstanding shares of MSX. The purchase price is payable as follows:

a)    $2 million payable at closing.

b) 50% of MSX's working capital deficit at closing of $58,832, payable to the Company.

c) $5 million payable on August 12, 2003, or earlier, subject to certain terms and conditions.

d) $6 million payable on February 12, 2004 in cash, or in common shares if the Company does not have the financial ability to make the cash payment. If paid in shares, the maximum discount allowed by the Toronto Stock Exchange for the 20-day period preceding the payment due date will be applied.

e)    $2.5 million payable upon commencement of commercial production.

f)    $2.5 million payable one year from commencement of commercial production.

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized. These contingent amounts will be recorded as acquisition costs on the date of commencement of commercial production, which is presently unknown.

The acquisition of Glamis' 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX's working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:
  Cash                                                     $     19,739
  Other current assets                                           72,376
  Fixed assets                                                   75,708
  Mineral properties                                         12,423,588
                                                           ------------
                                                             12,591,411
Less: Current liabilities                                       (32,882)
      Note payable                                             (100,050)
                                                           ------------
                                                           $ 12,458,479
                                                           ============
Consideration:
  Cash at closing, less working capital deficit            $  1,941,672
  Present value of future cash payments,
    discounted at 6%                                         10,516,807
                                                           ------------
                                                           $ 12,458,479
                                                           ============

Acquisition debt of $10,516,807 represents the present value of future cash payments totaling $11,000,000, discounted at 6%. Interest accretion for the six months ended June 30, 2003 totaled $237,583, resulting in acquisition debt at June 30, 2003 of $10,754,390.

Glamis will retain a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project as follows:

                                Percentage of
Gold Price Per Ounce             Net Returns
$325.00 to $349.99                   0.5%
$350.00 to $374.99                   1.0%
$375.00 to $399.99                   1.5%
$400.00 or above                     2.0%

4. SHARE CAPITAL

COMMON SHARES ISSUED AND OUTSTANDING

                                                Shares                Amount
                                                ------                ------
Balance at January 1, 2003                    32,449,167            $43,068,285
Shares issued in private placement            10,100,000              9,471,326
Shares issued for retirement plan                 11,570                 10,887
                                              ----------            -----------
Balance at June 30, 2003                      42,560,737            $52,550,498
                                              ==========            ===========

On March 11, 2003, the Company closed a private placement for 10.1 million common shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005.

SHARE OPTIONS

In May 2003, 75,000 share options were granted to a consultant at an exercise price of $1.25 per share. In April 2003 the Company granted share options to employees and consultants of 105,000 and 150,000, respectively, at an exercise price of $1.39 per share. In March 2003 the Company granted 690,000 share options to employees and directors, and 25,000 share options to a consultant, at an exercise price of $1.32 per share. Total share options issued and outstanding as of June 30, 2003 total 3,014,583, with exercise prices ranging from Cdn$0.45 to Cdn$1.39 per share.

The Company uses the intrinsic value method of accounting for options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options were granted at market. If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $37,438 and $149,842 for the three-month and six-month periods ended June 30, 2003, respectively. The pro forma effect on loss for the period, and basic and diluted loss per share, for the three-month and six-month periods ended June 30, 2003, had the Company followed the fair value method of accounting for stock-based compensation, is as follows:

                                           Three Months        Six Months
                                              Ended               Ended
                                          June 30, 2003       June 30, 2003
                                          -------------       -------------
Loss for the period                          $388,595            $752,734
Compensation expense                           37,438             149,842
                                             --------            --------
Pro forma loss for the period                $426,033            $902,576
                                             ========            ========
Basic and diluted loss per share:
As reported                                  $   0.01            $   0.02
Pro forma                                    $   0.01            $   0.02

The fair value of vested share options granted to consultants of $914 and $4,875 for the three-month and six-month periods ended June 30, 2003, respectively, is included in exploration expense.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk free rate of 4.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 50% and a weighted average expected life of the options of five years.


                                   [GRAPHIC]

                            METALLICA RESOURCES INC.


                                                  SECOND QUARTER REPORT
                                                  six months ended June 30, 2003